Exhibit 99.1

Westport to Launch Innovative Co-Marketing Program with Shell to Develop North American Market for Liquefied Natural Gas Vehicles & Fuels

VANCOUVER, Sept. 7, 2011 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has entered into an agreement with Shell to launch a co-marketing program in North America aimed at providing customers a better economic case when purchasing and operating liquefied natural gas-powered vehicles (LNGVs) by consolidating key value chain components such as fuel supply, customer support and comprehensive maintenance into a single, user-friendly package.

Under the terms of the agreement, both companies will leverage their industry-leading positions in liquefied natural gas (LNG) production and distribution for Shell and LNGV systems and technology for Westport, to deliver a superior integrated commercial solution to participating customers, initially in North America. Additionally, the companies will collaborate to develop industry standards for LNG as a new transportation fuel in support of their on-going efforts to maintain the highest health, safety and sustainable development practices.

"Westport and Shell share an unfailing commitment to innovation, and we believe this co-marketing program is a unique example of using commercial innovation to reshape the value proposition of a new technology to its customers," said David Demers, CEO of Westport Innovations Inc. "As a result of this initiative, we believe the use of natural gas as a fuel for transportation will accelerate. The North American launch is an important first step with Shell and we look forward to the continued proliferation of our advanced technology products and integration services."

"We at Shell believe that natural gas, because of its abundance and strong environmental profile, is a destination solution in the transportation fuels space. This alliance with Westport will allow us to bring these benefits to market in a way that I believe can potentially transform fuel consumption in the heavy-duty vehicle segment for years to come," said José-Alberto Lima, Shell Vice President for LNG & Gas Monetization.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products, future market opportunities and cost of natural gas versus other fuels. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks and assumptions include risks and assumptions related to our industry and products, the general economy, governmental policies and regulation, technology innovations, demand for natural gas powered vehicles, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 11:05e 07-SEP-11